UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended 12/31/07

Check here if Amendment   [   ]; Amendment Number:
This Amendment (Check only one.):   [   ] is a restatement.
                                    [   ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: INTEGRAL CAPITAL MANAGEMENT VI, LLC
Address: 3000 Sand Hill Road
                Building 3, Suite 240
                Menlo Park
                California 94025

13F File Number: 28-10333

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Pamela K. Hagenah
Title: Manager
Phone: 650-233-3506

Signature, Place and Date of signing:

                /s/ Pamela K. Hagenah

                Pamela K. Hagenah   Menlo Park, California   February 12, 2008
                [Signature]   [City, State]   [Date]

Report type (Check only one.):

[X]   13F HOLDINGS REPORT.

[ ]   13F NOTICE.

[ ]   13F COMBINATION REPORT.

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FORM 13F SPECIAL ELECTRONIC FILING INSTRUCTIONS Continued

FORM 13F SUMMARY PAGE

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

Report Summary:

Number of Other Included Managers:	-0-
Form 13F Information Table Total:	2
Form 13F Information Table Value Total: (thousands)	$2,264

List of Other Included Managers:

No.	13 F File Number	Name
NONE		

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INTEGRAL CAPITAL MANAGEMENT VI, LLC
FORM 13F INFORMATION TABLE
AS OF 12/31/07

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
GENOMIC HEALTH INC	COMM STK	37244C101	1,132	50,000	SH		SOLE		50,000	0	0
PROTALEX INC.	COMM STK	99DT999A6	1,132	871,000	SH		SOLE		871,000	0	0
GRAND TOTAL			$2,264								

</TABLE>